UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67187

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 1964 Global, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 Murray Street, No. 8
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	770-263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Butler ______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1984 Global, LLC ______________________________, as of June 30 ______________________________, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Owner

[signature]

Notary Public

CHARLES A. MARTS
Attorney at Law, Bar #34666
Notary Public #133805
Parish of Orleans, State of Louisiana
My Commission is for Life

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

1964 GLOBAL, LLC
Financial Statements
For the Year Ended
June 30, 2022
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1964 Global, LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

September 28, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


1964 Global, LLC
Statement of Financial Condition
As of June 30, 2022


ASSETS

Cash and cash equivalents	$	51,896
Securities owned		50,456
Property and equipment, net of		
accumulated depreciation of $325,158		103,554
Due from related party		11,538
Prepaid expenses and other assets		104,120
TOTAL ASSETS	$	321,564

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	335,116
Due to Member		8,199
Bank overdraft		1,428
Total Liabilities		344,743
Member's Equity		(23,179)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	321,564

1964 Global, LLC
Statement of Operations
For the Year Ended June 30, 2022

Revenues

Loss on securities owned	$	(15,467)
Interest		178
TOTAL REVENUES		(15,289)

Expenses

Professional fees	58,245
Communications	1,058
Occupancy and equipment	21,621
Interest	108
Other	341,321
TOTAL EXPENSES	422,353

NET LOSS	$	(437,642)

See notes to financial statements.

1964 Global, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2022

Balance at		
June 30, 2021	$	522,363
Contributions from Member		38,600
Distributions to Member		(146,500)
Net loss		(437,642)
Balance at		
June 30, 2022	$	(23,179)


1964 Global, LLC
Statement of Cash Flows
For the Year Ended June 30, 2022


Cash flows from operating activities:

Net loss	$ (437,642)
Items which do not affect cash:	
Unrealized loss on securities owned	15,467
Depreciation expense	18,212

Adjustments to reconcile net loss to net cash used
  by operating activities:

Changes in assets and liabilities

Decrease in prepaid expenses and other assets	113
Increase in due to Member	8,199
Increase in accounts payable and accrued expenses	333,550
Increase in bank overdraft	1,428
Net cash used by operating activities	(60,673)

Cash flows from financing activities:

Contributions from member	38,600
Distributions to member	(146,500)
Net cash used by financing activities	(107,900)
Net decrease in cash	(168,573)
Cash and cash equivalents at beginning of year	220,469
Cash and cash equivalents at end of year	$ 51,896

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$ 108

Non-Cash Financing Activity

Contribution of expenses paid by member	$ 18,700

See notes to financial statements.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: 1964 Global, LLC (the "Company") is a registered broker dealer whose primary business is in the private placement of taxable debt and equity and the consulting advice that normally accompanies those activities. Since 2006, the Company has been approved as a securities broker by the Securities and Exchange Commission ("SEC") in addition to being a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the state of New York. As a limited liability company, the member's liability is limited to his investment.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment consists of office furniture, equipment and leasehold improvements which are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Under FASB Accounting Standards Codification (ASC) 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition: Revenue from contracts with customers includes underwriting income, placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The Company engages in underwritings of securities for entities that seek to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company participates as an underwriter. Revenue from underwritings is recognized on the trade date (the date on which the securities are purchased from the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company additionally provides advisory services in assisting customers with improving bond ratings with various agencies. Revenue pertaining to these services is recognized when the Company satisfies its performance obligation by transferring the promised service to its customers. The Company's performance obligation is satisfied at a point in time when the Company has determined that the customer obtains control over the promised service.

Use of Estimates: The Company maintains its accounting records on an accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publicly traded common stock that are valued at fair value. The resulting difference between cost and fair value is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

1964 Global, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2022

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2022, the Company had a net capital deficit of ($252,001), which was ($274,984) below its required minimum net capital of $22,983 and its ratio of aggregate indebtedness to net capital was (1.37) to 1.00. Management believes that the Company became compliant with its net capital requirement on July 7, 2022, upon the receipt of a capital contribution of $500,566 from its Member in the form of common stock.

NOTE C- FAIR VALUE MEASUREMENTS

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.
> • Level 2: inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
> • Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of June 30, 2022.

NOTE C- FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair Value Measurements June 30, 2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Common stocks	$ 50,456	$ 50,456	-	-

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(325,158)
Net property and equipment	$ 103,554

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes office space located in New York that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2022, the Company expensed approximately $3,409 for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

In addition, the Company utilizes office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company was not allocated any of the cost of this space during the year ended June 30, 2022.

The Company operates from office space located in Florida that is owned by its member at no cost to the Company pursuant to a month-to-month arrangement.

Separately, the sole member of the Company at times issues informal loans to the Company in order to help fund its operations in addition to paying for operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The Due to Member of $8,198 on the accompanying statement of financial condition arose from such payments.

The due from related party at June 30, 2022 represents advances to a sister company owned by the Company's member. The advances are non-interest bearing and due on demand.

Financial position and results of operations would have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions did not exist.

NOTE F – PREPAID EXPENSES AND OTHER ASSETS

Approximately $39,600 in prepaid expenses and other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. Approximately $61,000 in prepaid expenses and other assets consist of membership in a private jet club that allows access to a number of flight hours that are to be used in the future.

NOTE G – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at June 30, 2022, as defendant.

NOTE H – LEASES

As mentioned in Note E, the Company leases office space located in New York and Florida on a month-to-month basis from its sole member in addition to utilizing office space located in Louisiana occupied by its sole member pursuant to an informal agreement. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term lease on a straight-line basis over the lease term.

NOTE I – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company was the claimant in an arbitration brought forth against a former customer related to fees the Company alleges that it earned in prior years as well as the subject of a complaint from the former customer seeking to bar the Company from pursuing collection action. These matters were resolved in September 2022, with the arbitrator awarding the former customer attorney fees and related expenses to be paid by the Company in the amount of $326,740. These fees have been included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE J – NET LOSS

The Company has incurred a loss for 2022. The Company's Member has represented that they intend to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

NOTE J – NET LOSS (CONTINUED)

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

1964 Global, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934
As of June 30, 2022

Computation of Net Capital

Total member's equity	$	(23,179)
Non-allowable assets:		
Property and equipment, net		103,554
Other assets and prepaid expenses		104,120
Due from related party		11,538
Total non-allowable assets		219,212
Net capital (deficit) before haircuts		(242,391)
Less haircuts on securities positions	$	(9,610)
Net capital (deficit)	$	(252,001)
Aggregate indebtedness	$	344,743
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	22,983
Net Capital Deficiency	$	(274,984)
Ratio of aggregate indebtedness to net capital		(1.37) to 1.00

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of June 30, 2022, as amended.

1964 GLOBAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
JUNE 30, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon
Footnote 74 of the 2013 Release. The Company does not hold customer funds or
securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
1964 Global, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) 1964 Global, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) 1964 Global, LLC stated that 1964 Global, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. 1964 Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1964 Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

September 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

1964 Global, LLC
71 Murray St. 8th Floor New York, NY 10007
NASD Member Firm

Keith E. Butler   212.528.0859
President   kb@1964.global

1964 Global, LLC'S Exemption Report

We, as members of management of 1964 Global, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers"'. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make there following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers and the consulting advice that normally accompanies those activities throughout the year ended June 30, 2022 without exception.
3. The Company met the identified conditions for such reliance throughout the period July 1, 2021 to June 30, 2022 without exception.

DocuSigned by:

Keith Butler

9AC3EAA0A5444F7

Keith E. Butler, CEO
September 28, 2022